Free Writing Prospectus (To the Prospectus dated April 4, 2011, as supplemented by the Prospectus Supplement dated June 18, 2012)	Filed Pursuant to Rule 433 Registration Statement No. 333-173299 November 16, 2012

First Reopening of the

2.55% Senior Medium-Term Notes due November 16, 2015

Preliminary Terms and Conditions

Issuer:	Zions Bancorporation

Securities Offered:	Senior Notes due November 16, 2015 (the “Notes”).

CUSIP: Principal Amount:	98970EBU2

Auction Amount:	$20,000,000

Series:	This is a reopening of the Notes that were initially issued on November 14, 2012. As of December 3, 2012, there will be $15,000,000 in aggregate principal amount of the Notes outstanding, not including the Notes offered by this term sheet. All of the Notes being offered hereby pursuant to the auction are part of the same series of, and have the same CUSIP as, the Notes that were initially settled on November 14, 2012. Upon settlement, the Notes offered by this Term Sheet will be fungible with the $15,000,000 in aggregate principal amount of the Notes described above.

Minimum Bid Price:	99.50%

Maximum Bid Price:	101.50%

Interest Accrual:	Because these Notes form a part of the same series of Notes that were first issued on November 14, 2012, investors who purchase these Notes will be required to pay, in addition to the applicable purchase price of the Notes, an amount equal to the interest that has accrued on the Notes from and including the Interest Accrual Date (November 14, 2012) up to, but not including, the Reopening Settlement Date (expected to be December 3, 2012) or $1.35 per Note. The amount of the accrued interest owed will not be applied towards an investor’s individual bid limit.

Interest Accrual Date:	November 14, 2012

Reopening Settlement Date:	It is expected that the delivery of the Notes will be made against payment for the Notes on December 3, 2012, which is the third business day after the allocation of the Notes by our auction agent (the settlement cycle being referred to as T+3).

Zions Direct Auction Account:	The securities being offered hereby can only be delivered through a Zions Direct Brokerage Account (an “Account”). If you are awarded any of the securities being offered hereby and do not already have an active Account, you must open an Account with Zions Direct before 2:00 p.m. Eastern Time on the first business day after the Auction Window has closed. If you fail to open an Account by this time, your trade will be canceled and you will not receive any of the securities offered hereby.

Coupon:	2.55%

Public Offering Price:

Auction Window:	Auction Start: 1:30 pm ET, Friday, November 16, 2012. Auction End: 1:30 pm ET, Wednesday, November 28, 2012, subject to the 2-Minute Rule referenced in the Prospectus Supplement.

Interest Payment Dates:	Interest will be paid semiannually on May 16 and November 16, beginning on May 16, 2013, to holders of record as of the preceding May 2 and November 2, respectively.

Day Count:	30/360

Maturity:	November 16, 2015

Optional Redemption:	The Notes are not redeemable prior to November 16, 2013. Commencing November 16, 2013, the Notes may be redeemed in whole, but not in part, on such date or on any interest payment date thereafter. Zions Bancorporation will provide notice, in writing, of the optional redemption not less than five business days before the redemption date.

Redemption Price:	100% of the principal amount of the Notes being redeemed plus accrued interest thereon up to, but not including, the redemption date.

Concurrent Offering:	At any given time during the course of this Auction, we may be conducting concurrent offerings of other securities, including concurrent offerings of other Medium-Term Notes, for which we have filed offering materials with the Securities and Exchange Commission, or SEC. You should carefully review all the materials we have filed with the SEC before making a decision to invest in our securities.

Institutional Up-Sizing Option:	We reserve the right to sell, outside of the auction, additional Notes with terms identical to the Notes being auctioned, to any institutional or individual bidder who: (i) contacts a representative at our auction agent’s trading desk before the end of the auction and indicates the desire to make such an additional purchase; (ii) informs the representative of the additional amount it would like to purchase; (iii) satisfies the credit requirements for such additional purchase; (iv) bids for an aggregate principal amount of Notes equal to the lesser of such bidder’s bid limit or the Auction Amount; and (v) wins at least 20% of the Auction Amount of Notes. Any additional Notes so purchased will be purchased outside the auction and will not affect the auction or the final market-clearing interest rate, but will be sold at the market-clearing price set by the auction. Although we do not anticipate selling any Notes pursuant to the Institutional Up-Sizing Option in this offering, we expressly reserve the right to do so. Nevertheless, there can be no assurances as to the amount of Notes, if any, that we may sell pursuant to the Institutional Up-Sizing Option. If you are interested in qualifying for such an additional purchase, please call your sales representative at 888-357-3375 for dealers, 800-524-4819 for institutions, or 800-524-8875 for individuals.

Auction Agent:	Zions Direct, Inc. (“Zions Direct”)

Distribution Agent:	Zions Direct

Distribution Agent Fee:	0.45%. Zions Direct has agreed to use its reasonable best efforts to solicit and receive offers to purchase the Notes. Zions Direct will act as principal with respect to any Notes sold in this offering. Any Notes sold by Zions Direct to securities dealers may be sold at a discount from the public offering price of up to 0.25%. Zions Direct will not receive any separate consideration for acting as Auction Agent hereunder.

Use of Proceeds:	The net cash proceeds from the sale will be used for general corporate purposes. Pending such use, we may temporarily invest net proceeds in interest-bearing, investment-grade securities.

Exchange Listing:	The Notes will not be listed on any national securities exchange.

Denomination:	We will issue the Notes in denominations of $1,000 and in integral multiples thereof.

Book-Entry System:	The Notes will be issued only in fully registered form without interest coupons. Beneficial interests in the Notes will be shown on, and transfers of those beneficial interests can only be made through, records maintained by The Depository Trust Company, or DTC, and its participants.

Issuer Ratings:

BBB- (Rating Outlook Positive) (Fitch); BBB (low) (Trend Stable) (DBRS); and BBB- (Outlook Negative) (Standard & Poor’s).

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trustee:	The Bank of New York Mellon Trust Company, N.A.

Calculation / Issuing / Paying Agent:	Zions First National Bank

Settlement Date:	It is expected that the delivery of the Notes will be made against payment for the Notes on December 3, 2012.

This Term Sheet contains selected information about the Notes subject to further description in the prospectus dated April 4, 2011 and the prospectus supplement dated June 18, 2012. The Notes are not savings accounts, deposits or other obligations of any of the issuer’s banks or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

Zions Bancorporation has filed a registration statement (Registration Statement No. 333-173299, including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus dated April 4, 2011 contained in that registration statement, the prospectus supplement dated June 18, 2012 and other documents Zions Bancorporation has filed with the SEC for more complete information about Zions Bancorporation and this offering. You may get these documents and other documents Zions Bancorporation has filed for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Zions Bancorporation or a representative will arrange to send you the prospectus and other documents Zions Bancorporation has filed with the SEC if you request it by calling toll free (800) 524-8875.